Exhibit 4.26

Execution Version

CREW RECRUITMENT

CONSULTING SERVICES AGREEMENT

between

Hoegh LNG Maritime Management Pte. Ltd.

and

Höegh LNG Colombia S.A.S.

TABLE OF CONTENTS

1	DEFINITIONS	3

2	CONSIDERATIONS	4

3	PURPOSE	4

4	THE SCOPE OF THE AGREEMENT	4

5	DELIVERABLES	5

6	THE WORKING ARRANGEMENT	5

7	OBLIGATIONS OF HLMM	5

8	OBLIGATIONS OF HCOL	6

9	HLMM'S FEE	7

10	TAXES	7

11	HCOL'S PAYMENTS	8

12	LIABILITY	8

13	CONFIDENTIALITY	8

14	TERM AND TERMINATION	9

15	ASSIGNMENT	9

16	MISCELLANEOUS	9

17	EVENTS OF DEFAULT	9

18	FORCE MAJEURE	10

19	GOVERNING LAW AND DISPUTE RESOLUTION	10

CREW RECRUITMENT CONSULTING AGREEMENT

This agreement (the “Agreement”) is entered into with effect from 1 October 2016 (the “Effective Date”), for the provision of professional consulting services for the recruitment process of specialized crew by and between:

1)	Hoegh LNG Maritime Management Pte. Ltd., a company incorporated and organised under the laws of Singapore with registration no. 201400632E, having its registered office at 4 Robinson Road #05-01 The House of Eden, Singapore 048543 (“HLMM”); and

2)	Höegh LNG Colombia S.A.S., a company incorporated and organized under the laws of Colombia with registration no. 02667791, having its registered office at Avenida 82 No. 10 – 62 Bogota, Colombia (“HCOL”).

HLMM and HCOL are hereinafter collectively referred to as the "Parties" and each individually as a "Party".

IT IS HEREBY AGREED AS FOLLOWS:

1	DEFINITIONS

"ISM Company"	means the legal entity managing the Vessel in compliance with the International Safety Management (ISM) and International Ship and Port Facility (ISPS) Codes.

"Crew Insurances"	means insurances of liabilities in respect of Crew/Employee risks, which shall include but not be limited to death, permanent disability, sickness, injury repatriation, shipwreck unemployment indemnity and loss of personal effects.

“Crew/Employee(s)”	means trained and specialized officers hired by HCOL under the advice of HLMM.

"The Effective Date"	means the date of this Agreement.

"Requirement Specifications"	means the requirements set and described by HLMM, as per the Qualification Specifications from HCOL pursuant to this Agreement regarding the qualifications of the Crew/ Employee(s) that is to be hired by HCOL for the operation of the Vessel.

“ Qualification Specifications”	means the qualification standards set by HCOL for the provision of professional consulting services by HLMM for the recruitment process of specialized Crew substantially in the form attached as Appendix 1 hereto.

"Deliverable"	means any written advice, including but not limited to reports, e-mails, spreadsheets, presentations or any other document provided by HLMM in response to any Qualification Specifications placed by HCOL or otherwise under this Agreement.

"Vessel"	means the FSRU “Höegh Grace”, IMO No. No. 9674907, which, at the date of this Agreement, is flagged under Marshall Islands flag.

2	CONSIDERATIONS

A.	HLMM and HCOL are both companies in the Höegh LNG Group, with ultimate owner Höegh LNG Holdings Ltd., a leading owner and operator of floating storage and regasification units (FSRUs). The Höegh LNG Group has operations in different jurisdictions such as, but not limited to, Colombia, Singapore and Norway.

B.	HLMM is an international recruitment, training and employment company for specialized LNG seafarers, which holds a Certificate of Authorisation to Operate A Seafarer Recruitment and Placement Service issued by the Maritime and Port Authority of Singapore (Certificate number COA/2014/000111) and which has access to Crew/Employee(s) duly trained as such seafarers.

C.	HCOL is or will be the contractor under the Operation and Services Agreement ("OSA") executed with Sociedad Portuaria El Cayao ("SPEC"), pursuant to which HCOL will operate the Vessel for SPEC during the term of the International Lease Agreement ("ILA") executed by and between Höegh LNG FSRU IV Ltd., as owner of the Vessel, and SPEC.

3	PURPOSE

Due to the special need of HCOL to engage specialized and qualified personnel in order to properly operate the Vessel, HLMM, a company with the required expertise, agrees to provide its professional consulting services to HCOL.

The consulting services will be rendered as provided for under this Agreement in an autonomous, independent and self-managed way.

The Crew/Employee(s) will enter into employment agreements with HCOL.

4	THE SCOPE OF THE AGREEMENT

Subject to the terms of this Agreement, HLMM agrees, under its sole responsibility, technical, administrative and financial autonomy, to provide professional consulting services to HCOL in connection with the recruitment of Crew/Employee(s) by HCOL for work on board the Vessel, including but not limited to the following:

(i)	Follow the Qualification Specifications set by HCOL, that are to be met by the individuals intending to be hired as Crew/Employee(s) of HCOL, including but not limited to the type of competence and experience that such Crew/Employee(s) should possess in order to participate in the recruitment process;

(ii)	Evaluate and recommend to HCOL the individuals that meet the Qualification Specifications;

(iii)	Ensure that the individuals selected meet all the requirements, are duly trained and capable to properly operate the Vessel in Colombia;

(iv)	Ensure that the individuals selected have in place all the required insurances in order to render their services on-board the Vessel;

(v)	Keep a back-up or contingency pool of potential individuals for hire by HCOL, for those extraordinary events in which HCOL is in the need to rotate/replace its Crew/Employee(s), for any reason whatsoever on a short notice;

(vi)	Make the relevant and necessary arrangements, even with third parties, in order to identify the potential Crew/Employee(s) of HCOL; and,

(vii)	Handle any other matters in furtherance to HCOL’s recruitment process, including but not limited to suggestions and advice pertaining to the specific individuals that should be considered in the processes that are to be carried out in order to fill the open positions for the Vessel Crew/Employee(s), in order to ensure that each and all of the Crew/Employee(s) are trained as specialized and technical seafarers.

(viii)	After HCOL has accepted each individual for employment, HLMM and its sub contractors have both the obligation and right to issue and sign the Employment Agreement (“EA”), on behalf of HCOL. HCOL shall pre-approve the EA format and conditions.

(ix)	HLMM shall arrange travel and other travel formalities for Crew/Employee(s) and inform HCOL accordingly.

(x)	HCOL shall arrange visa and working permits for the Crew/Employee(s) when applicable.

5	DELIVERABLES

In response to the Qualification Specifications set by HCOL, HLMM shall identify and suggest individuals to be employed by HCOL in order to fill the required positions on-board the Vessel.

HLMM will include the CV and any other relevant information in connection with the suggested individuals.

As the Crew/Employee(s) will be employed by HCOL on definite basis, HLMM shall provide information and suggest individuals on an ongoing basis, ensuring that all required positions on-board the Vessel are filled at any point in time.

Deliverables as well as any other information to be sent among the Parties may be sent via e-mail.

6	THE WORKING ARRANGEMENT

Once the recruitment processes have been concluded, the selected individuals will be hired by HCOL under EAs. During the term of these EAs, the Crew/Employee(s) shall be under the continued subordination, instruction and supervision of HCOL following orders, related but not limited to, safety and navigation, avoidance of pollution and protection of the environment.

When the Crew/Employee(s) are working on-board the Vessel, they shall be bound by the rules and guidelines laid down by HCOL and the ISM Company.

7	OBLIGATIONS OF HLMM

Due to the need of specialized personnel to operate the Vessel properly, according to the specialized competence required in the relevant industry, HLMM shall be responsible for providing adequate and accurate advice in connection with the recruitment process, according to the scope described in Clause 4 (The Scope of the Agreement) above.

Before suggesting any individual as eligible for any vacant position, HLMM shall ensure that each of the suggested individuals complies with the formal qualifications and other specific criteria required as per the Qualification Specifications. HLMM’s responsibility in relation to the Crew/Employee(s) formal qualification and other specific criteria is limited to the exercise of due diligence in the selection process, which can be documented.

HLMM shall select and recommend to HCOL such individuals that could qualify as Crew/Employee(s) of HCOL in accordance with the applicable Qualification Specifications. If the suggested individuals do not meet the applicable Qualification Specifications and/or are not employed by HCOL, HLMM shall as soon as possible provide HCOL with additional suggestions of qualified individual(s) fulfilling such Qualification Specifications. HLMM shall have a quality system verifying that HLMM’s services satisfy HCOL’s needs and requirements. HLMM is not responsible towards HCOL if a matter for which HCOL is responsible prevents the Crew/Employee(s) from conducting the work in a satisfying manner. The same applies for matters for which a third party is responsible.

HLMM shall ensure a back-up of individuals that meet the Qualification Specifications and therefore could immediately be hired as Crew/Employee(s) of HCOL for those extraordinary events in which HCOL must fill a position more quickly than normal.

The cost for such contingency pool service is to be agreed between the Parties on an annual basis and paid by HCOL at cost. The budget for such costs for 2017 is included in Appendix 2.

HLMM shall arrange for competence development services, which include the training required to assure that there are available candidates that have the skills and qualifications required for the proper operation of the Vessel.

The cost for such competence development/training is to be agreed between the Parties on an annual basis and paid by HCOL at cost. The budget for such costs for 2017 is included in Appendix 2.

HLMM shall ensure that the Crew/Employee(s) are covered by satisfactory insurances. However, HCOL will arrange the Protection and Indemnity (P&I) Insurance. The cost for such insurances is to be agreed between the Parties on an annual basis and paid by HCOL at cost.

The budget for such costs for 2017 is included in Appendix 2.

HLMM shall obtain from the potential Crew/Employee(s) the relevant authorization in order to collect, treat and transfer their personal data to HCOL for the purposes agreed to in this Agreement.

HLMM shall avoid any intervention in the main activities of HCOL that are not related to the purpose of this Agreement.

HLMM agrees to observe and comply with all laws and any other regulation relating to its business, and to meet any and all legal requirements arising from the implementation of the services. HLMM will exclusively be responsible for the imposition of all fines or penalties and any injury suffered by HCOL due to the lack of compliance of HLMM’s obligations foreseen in this Clause 7.

8	OBLIGATIONS OF HCOL

HCOL shall provide HLMM with the Qualification Specifications.

HCOL shall exercise subordination as unique employer of the Crew/Employee(s) when such Crew/Employee(s) are working on-board the Vessel. Thus, HCOL shall ultimately be responsible for the daily management and guidance of the Crew/Employee(s) and the work to be conducted.

During the term of the EAs and when Crew/Employee(s) are working on-board the Vessel, HCOL, as employer party, is responsible for the working conditions on the work place being in compliance with applicable rules and regulations and that the work conditions are arranged in order for the Crew/Employee(s) to be able to conduct their work.

HCOL shall ensure that the requirements of the laws of the Vessel’s flag state are satisfied (including compliance with all applicable Maritime Labour Convention provisions).

HCOL shall ensure that the Crew/Employee(s), before entering the Vessel, are properly familiarised with their duties in accordance with the ISM Code and the Vessel’s Ship Management Systems (SMS) and that instructions essential to the SMS are identified, documented and given to the Crew/Employee(s) prior to sailing.

HCOL shall ensure that the Employee(s) shall be bound by HCOL’s safety instructions and work regulations and other regulations relevant for the work place and the work to be performed. HCOL shall be responsible for providing the Employee(s) with relevant training and information on necessary HSSEQ rules applicable for the work place and the work to be performed.

HCOL shall be solely responsible for damage/loss/lack of work performance caused by any act or omission of the Crew/Employee(s) during the performance of the work, causing damage or loss to HCOL or a third party.

HCOL is responsible for compliance with applicable rules and regulations relevant for the Crew/Employee(s) and the work to be conducted.

HCOL shall provide HLMM with information and documentation necessary in order for HLMM to fulfil its obligations according to this Agreement. HCOL shall as soon as possible provide HLMM with such information and documentation as requested by HLMM. This includes approval of suggested Crew/Employee(s) from HLMM to be employed by HCOL.

HCOL will arrange the Protection and Indemnity (P&I) Insurance.

9	HLMM'S FEE

In consideration of the services provided pursuant to this Agreement, HLMM shall have the right to receive from HCOL the following fees (the “Fee”):

(i)	An amount corresponding to an agreed proportion of HLMM’s direct and indirect administrative costs (including for the avoidance of doubt, both HLMM man hours and any relevant work/service of any HLMM sub-contractor);

(ii)	The amount paid by HLMM to any manning agent or third party used for obtaining candidates suitable for each recruitment process;

(iii)	HLMM shall add a 5% service fee on the invoiced amounts under para 9 (i) – (ii).

(iv)	All other expenses related to the services by HLMM to HCOL shall be regarded as “Cost pass through” and not valid as the basis for any service fee.

10	TAXES

HCOL shall be liable for and shall pay any applicable withholding taxes, customs, duties, levies, excise taxes (including without limitation value added tax, goods and services tax, use tax and sales tax), deductions or other similar charges imposed by Colombian tax authorities or other Colombian governmental bodies on HLMM or on the Services.

For the avoidance of doubt, HCOL shall in no event be responsible for the payment of any taxes relating to or arising from (i) HLMM's net income (except if imposed in Colombia), (ii) HLMM's employees or (iii) HLMM's breach of this Agreement.

In circumstances where (i) HCOL has paid and/or compensated HLMM in respect of taxes imposed in Colombia upon HLMM and HLMM obtains a corresponding deduction from net income taxes in respect of such taxes in their applicable country of domicile; HLMM shall reimburse HCOL for the net amount of such deduction.

11	HCOL'S PAYMENTS

HLMM shall on a monthly basis submit specified invoices for services rendered in the preceding calendar month. Fees that are calculated on a yearly basis will also be invoiced on a monthly basis in proportionate monthly payments. All undisputed invoices shall be paid within fifteen (15) days of receipt of such invoice by transfer to HLMM’s bank account specified by HLMM on the invoice. All payments to HLMM shall be made in USD.

If HCOL fails to pay at the agreed time, HLMM shall be entitled to claim interest in the amount of three months LIBOR plus 3 % per annum on any overdue amount.

12	LIABILITY

HLMM will take reasonable care in performing the services, and HLMM has no reason to believe any information presented by HCOL to be untrue. The Parties agree that HCOL’s own knowledge of its requirements is greater, and that it is therefore HCOL’s sole responsibility to satisfy itself as to the skills and suitability of the Crew/Employee(s). By allowing the commencement of services, HCOL acknowledges that it has satisfied itself as to such skills and suitability.

HCOL acknowledges and agrees that the Crew/Employee(s) is under the control of HCOL, and therefore HLMM is not liable for any wrongful negligent or unlawful acts defaults or omissions of the Crew/Employee(s) whilst performing his employment.

Neither Party enters this Agreement on the basis of or relying on any representation, warranty or other provision except as expressly provided in writing, and all other terms implied by statute or common law are excluded so far as legally permitted. Liability or remedy for innocent or negligent (but not fraudulent) misrepresentation is excluded.

Liability is neither excluded nor limited for death, personal injury, fraud, repudiatory breach, or otherwise where it is not lawful to do so.

Subject thereto,

(a)	liability for consequential loss or damage of any kind or for loss of profit, business, revenue, goodwill or anticipated savings is expressly excluded;

(b)	the total liability of HLMM and any person providing services on its behalf is limited to the 5% service fee in Clause 9 (iii) for –one (1) year; and

(c)	these provisions on limitation and exclusion shall operate for the benefit of all potentially liable persons.

13	CONFIDENTIALITY

The Parties acknowledge that during the performance of the services hereunder, each of the Parties may receive from the other Party personal information subject to legal protection. Each Party shall process, use and collect the information provided by the other Party in accordance with applicable laws.

Information that comes into the possession of the Parties in connection with the Agreement and the implementation of the Agreement shall be kept confidential, and shall not be disclosed to any third party without the consent of the other Party.

The confidentiality obligation shall apply to the Parties’ employees, subcontractors and other third parties who act on behalf of the Parties in connection with the implementation of the Agreement. The Parties may only transmit confidential information to such subcontractors and third parties to the extent necessary for the implementation of the Agreement and provided that they are subjected to confidentiality obligation corresponding to that stipulated in this Clause 13.

The confidentiality obligation shall continue to apply after the expiry of the Agreement.

14	TERM AND TERMINATION

This Agreement shall come into effect from the date stated at the beginning of the Agreement and shall continue until terminated by either Party in accordance with this Clause 14.

This Agreement shall be terminated by either Party upon giving three (3) months prior written notice to the other Party.

The Parties are entitled to terminate this Agreement with immediate effect if the other Party is in material breach of this Agreement, and the Party in breach has not rectified the situation within thirty (30) days after receiving a written notice from the Party claiming the breach.

Termination of this Agreement shall not affect any accrued rights of either Party nor shall it affect the coming into force or the continuance in force of any provision of this Agreement, which is expressly or by implication intended to come into or continue in force on or after such termination.

15	ASSIGNMENT

The Parties shall have the right to assign this Agreement and the rights and obligations hereunder without the prior written consent of the other Party to an affiliate of the relevant Party.

This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns.

Nothing contained in this Agreement is intended to confer upon any person other than the Parties hereto and their respective successors and assigns any rights and remedies under or by reason of this Agreement.

16	MISCELLANEOUS

If any provision of this Agreement should be found to be illegal or invalid, such provision shall form no part of this Agreement, and the other provisions shall remain unaffected by such circumstances. The Parties shall in such case in good faith use all reasonable efforts to agree a different term that is not illegal or invalid and which as nearly as possible reflects the intentions of the Parties.

This Agreement constitutes the entire understanding between the Parties with respect to the subject matter hereof and shall not be altered, modified or amended except in writing executed by both Parties.

17	EVENTS OF DEFAULT

There is an event of default if either Party fails to perform its duties under the Agreement. Events of default shall be notified to the Party in default by a written complaint without undue delay after the event of default has been discovered or ought to have been discovered.

Each Party may claim damages in respect of any direct loss arising from events of default in accordance with this Clause 17.

18	FORCE MAJEURE

Neither Party shall be liable for any loss, damage or delay due to any of the following force majeure events and/or conditions to the extent that the Party invoking force majeure is prevented or hindered from performing any or all of their obligations under this Agreement, provided they have made all reasonable efforts to avoid, minimise or prevent the effect of such events and/or conditions:

-	acts of God;
-	any Government requisition, control, intervention, requirement or interference;
-	any circumstances arising out of war, threatened act of war of warlike operations, acts of terrorism, sabotage or piracy, or the consequences thereof;
-	riots, civil commotion, blockades or embargoes;
-	epidemics;
-	earthquakes, landslides, floods or other extraordinary weather conditions;
-	strikes, lockouts or other industrial action, unless limited to the Employees (which shall not include the Crew) of the Party seeking to invoke force majeure;
-	fire, accident explosion except where caused by negligence of the Party seeking to invoke force majeure; and
-	any other similar cause beyond the reasonable control of either Party.

19	GOVERNING LAW AND DISPUTE RESOLUTION

This Agreement is governed by and shall be construed in accordance with English Law.

The Parties hereto irrevocably submit to the jurisdiction of the courts in London, England.

***

This Agreement has been prepared in two (2) originals, of which each Party has received one.

Hoegh LNG Maritime Management Pte. Ltd.

By:	/s/ Veronica B. Sandnes

Name:	Veronica B. Sandnes
Title:	Attorney-in-fact
Date:	1/11 - 2016

Höegh LNG Colombia S.A.S.

By:	/s/ Nils Jakob Hasle

Name:	Nils Jakob Hasle
Title:	Attorney-in-fact
Date:	17/10/2016

Enclosures:

Appendix 1	Qualification Specifications

Appendix 2	Budget 2017

APPENDIX 1

QUALIFICATION SPECIFICATIONS

As a minimum, HCOL would require Crew/Employee(s) that will allow HCOL to comply with the following requirements set out in the FSRU Operation and Services Agreement (“OSA”) between HCOL and SPEC:

•	The Vessel shall have a full and efficient complement of master, officers and crew for a vessel of her tonnage, which shall in any event be not less than the number and nationality required by the laws of the flag registry and under Colombian Law and who shall be trained to operate the Vessel and her equipment competently and safely.

•	All shipboard personnel shall hold valid certificates of competence in accordance with the requirements of the laws of the flag registry and any requirements of Colombian Laws necessary for the Vessel to trade therein.

•	All shipboard personnel shall be trained and certified to a standard customary for a Reasonable and Prudent Operator (as defined) and in accordance with the relevant provisions of the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1995 or any additions, modifications or subsequent versions thereof.

In addition the following requirements will apply:

•	Training matrix for each position on board with future revisions and modifications.

•	Other training and competence requirements that may be communicated between the Parties.

APPENDIX 2

BUDGET 2017

Crew contingency pool:	USD	29,000
Competence development services:	USD	150,000
Insurance costs:	USD	98,000

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